UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________
Commission File Number 1-9733
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cash America International, Inc.
1600 W. 7th Street
Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Cash America International, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 23, 2010

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS

Investments, at fair value:
Equity mutual funds (cost of $29,174,171 and $25,076,474 for 2009 and 2008, respectively)	$28,307,996	$16,980,389
Fixed income mutual funds (cost of $9,871,724 and $10,322,449 for 2009 and 2008, respectively)	10,011,992	10,097,764
Cash America International, Inc. common stock, par value $0.10 per share (cost of $4,961,045 and $6,344,923 for 2009 and 2008, respectively)	6,394,595	5,723,187
Participant loans	3,054,096	2,590,999

Total investments	47,768,679	35,392,339

Non-interest bearing cash	65,175	471,657

NET ASSETS AVAILABLE FOR BENEFITS	$47,833,854	$35,863,996

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2009	2008
Additions to (reductions in) net assets attributed to:

Dividend income	$908,317	$1,398,235
Interest income	192,781	209,347

Net appreciation (depreciation) in fair value of investments	7,422,375	(11,530,707)

Total investment gain (loss)	8,523,473	(9,923,125)

Contributions:
Company (including $290,804 and $333,946 of in-kind stock and mutual fund contributions in 2009 and 2008, respectively)	2,905,541	2,545,163
Participants (including $901,654 and $994,275 of in-kind stock and mutual fund contributions in 2009 and 2008, respectively)	7,350,370	6,330,648
Rollovers	192,457	156,399

Total contributions	10,448,368	9,032,210

Net additions (reductions)	18,971,841	(890,915)

Deductions from net assets attributed to:
Participant withdrawals	6,671,756	3,718,189
Administrative expenses	330,227	255,536

Total deductions	7,001,983	3,973,725

Net increase (decrease)	11,969,858	(4,864,640)
Net assets available for benefits at beginning of year	35,863,996	40,728,636

Net assets available for benefits at end of year	$47,833,854	$35,863,996

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Plan Sponsor” or the “Company”). Participants should refer to the Plan Document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a contributory plan. All employees of the Company and its United States subsidiaries are eligible to participate in the Plan on the first day of the month following 30 days of employment. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”). The trustee of the Plan is Charles Schwab Trust Company or its affiliates (the “Trustee”).

Contributions

Participants may contribute a percentage of their annual compensation (up to 50%) to the Plan on a pre-tax basis, subject to Internal Revenue Service (“IRS”) limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Unless they elect otherwise, employees are automatically enrolled in the Plan and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to the Trustee.

Company matching contributions are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. The Company matches 50% of a participant’s contribution up to 5% of compensation.

Participant and Company matching contributions are made in cash and, under certain circumstances, in mutual funds and Company stock that are valued as described in Note 2.

In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts

Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) earnings attributable to each employee’s investments in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

A participant may direct contributions in any combination of the following ten investment options:
•	Cash America International, Inc. Common Stock — Funds are invested in shares of the Company’s common stock, par value $0.10 per share (“Common Stock”). The number of participants in this investment option as of December 31, 2009 was 881.

•	Schwab Retirement Money Mutual Fund — Funds are invested in high-quality, short-term debt securities such as bank CDs, high-rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2009 was 609.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
•	PIMCO Total Return Institutional Shares Mutual Fund — Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-backed securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2009 was 992.

•	Dodge & Cox Balanced Mutual Fund — Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2009 was 4,228.

•	T. Rowe Price Equity Income Mutual Fund — Funds are invested primarily in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2009 was 949.

•	Schwab S&P 500 Mutual Fund — Funds are invested primarily in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2009 was 924.

•	Baron Asset Mutual Fund — Funds are invested primarily in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 2009 was 885.

•	American Beacon International Equity Fund — Funds are invested primarily in equity securities of large-cap foreign companies. The number of participants in this fund as of December 31, 2009 was 762.

•	Transamerica WMC Diversified Growth Fund — Funds are invested primarily in common stocks of growth-oriented companies. The number of participants in this fund as of December 31, 2009 was 746.

•	Royce Low-Priced Stock Fund — Funds are invested primarily in small and micro-cap companies trading at less than $20 per share at the time of investment. The number of participants in this fund as of December 31, 2009 was 804.
The allocation of a participant’s and the Company’s matching contributions among investment funds is determined by the participant and may be changed at any time. If a participant does not make an investment election, all contributions are invested in the Dodge & Cox Balanced Mutual Fund. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Vesting

Participants are always 100% vested in their voluntary contributions as well as any actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to ten years.

The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates ranged from 4.25% to 9.25% for loans outstanding at December 31, 2009. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits

The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death, or upon reaching the age of 59-1/2. Hardship withdrawals are permitted if the participant meets the eligibility requirements. Except in the case of required minimum distributions payable to terminated participants who have attained age 70-1/2, all distributions from participant accounts must be paid as a lump sum, either to the participant, to a beneficiary (in the event of death of a participant), or to an individual retirement account or another qualified retirement account. If no action is taken by the Participant following their termination of employment, the Plan administrator a) distributes the funds to the participant if the vested account balance is less than $1,000, b) automatically rolls over the vested balance to an individual retirement account held by a Plan administrator-designated third party if the account balance is greater than $1,000 but less than $5,000, or c) retains the funds in the Plan until the participant requests a distribution or begins taking required minimum distributions if the account balance exceeds $5,000.

Forfeitures

Forfeitures represent unvested portions of terminated participants’ accounts attributable to the Company’s matching contributions and have been used to reduce the Company’s cash payments of matching contributions and partially offset recordkeeping, Trustee, and other administrative expenses of the Plan. Forfeitures for 2009 and 2008 were $461,066 and $259,687, respectively. Unallocated

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
nonvested forfeitures of $268,868 and $151,159 were available at December 31, 2009 and 2008, respectively, to offset future administrative expenses.
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Income Recognition
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Withdrawals
Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.
Plan Administration
Expenses related to the Plan are borne by three sources: 1) forfeitures, 2) the Company, and 3) participants (including loan origination fees that are charged directly to the borrowing participant’s account). Amounts paid by the Company are not reflected in the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.
Reclassifications
Certain 2008 amounts have been reclassified to conform to the 2009 presentation.
Recently Issued Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (the “FASB”) issued a standard which established the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification was effective for financial statements issued for annual periods ending after September 15, 2009, and was adopted by the Plan in 2009. Adoption of this standard did not impact the Plan’s financial statements.

2.	Fair Value Measurements
In accordance with Accounting Standards Codification (“ASC”) 820-10-20, Fair Value Measurements and Disclosures (“ASC 820-10-20”), the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.
ASC 820-10-20 requires a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2009. The methodology used to measure each major category of assets and liabilities is described below.
•	Equity mutual funds were valued based on quoted market prices of the underlying assets provided by the Trustee and are classified within Level 1 of the valuation hierarchy.

•	Fixed income mutual funds were valued based on the following:
•	The Schwab Retirement Money Mutual Fund was valued based upon the investment returns of the underlying securities within the fund; this mutual fund is classified within Level 2 of the valuation hierarchy as this fund has observable, market-based inputs for its underlying investments, but it is not quoted in active markets.

•	The PIMCO Total Return Institutional Shares Mutual Fund was valued based upon quoted market prices of the underlying assets provided by the Trustee; this mutual fund is classified within Level 1 of the valuation hierarchy.
•	The Company’s Common Stock was valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held as of the measurement date, and the Common Stock is classified within Level 1 of the valuation hierarchy.

•	Participant loans are valued at the outstanding principal balance, which approximates fair value, and the participant loans are classified within Level 2 of the valuation hierarchy.
The following tables present the fair value of financial instruments as of December 31, 2009 and 2008, respectively, by type of asset and by the ASC 820-10-20 valuation hierarchy described above. The Plan had no assets or liabilities classified as Level 3 at December 31, 2009 or 2008.

	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Total
	Identical	Observable	as of
	Assets	Inputs	December 31,
Description	(Level 1)	(Level 2)	2009
Equity mutual funds	$28,307,996	$—	$28,307,996
Fixed income mutual funds	6,470,687	3,541,305	10,011,992
Cash America International, Inc. common stock, par value $0.10 per share	6,394,595	—	6,394,595
Participant loans	—	3,054,096	3,054,096

Total assets at fair value	$41,173,278	$6,595,401	$47,768,679

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Total
	Identical	Observable	as of
	Assets	Inputs	December 31,
Description	(Level 1)	(Level 2)	2008
Equity mutual funds	$16,980,389	$—	$16,980,389
Fixed income mutual funds	5,211,834	4,885,930	10,097,764
Cash America International, Inc. common stock, par value $0.10 per share	5,723,187	—	5,723,187
Participant loans	—	2,590,999	2,590,999

Total assets at fair value	$27,915,410	$7,476,929	$35,392,339

3.	Investments in Excess of 5% of Net Assets Available for Benefits
The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2009 and 2008, were as follows:

	2009	2008
Mutual funds:

Baron Asset Mutual Fund	$3,032,494	$1,994,192
Dodge & Cox Balanced Mutual Fund	11,870,733	6,889,590
PIMCO Total Return Institutional Shares Mutual Fund	6,470,687	5,211,834
Schwab Retirement Money Mutual Fund	3,541,305	4,885,930
T. Rowe Price Equity Income Mutual Fund	4,092,724	2,715,092
Schwab S&P 500 Mutual Fund	3,697,022	2,332,897
Cash America International, Inc. common stock, par value $0.10 per share	6,394,595	5,723,187
Participant loans	3,054,096	2,590,999
Cash America International, Inc. Common Stock represented approximately 13% and 16% of total net assets available for benefits at December 31, 2009 and 2008, respectively.
During 2009 and 2008, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of the period) increased (decreased) in fair value as follows:

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	2009	2008
Equity mutual funds	$5,804,281	$(10,534,158)
Fixed income mutual funds	373,199	(230,288)
Cash America International, Inc. common stock, par value $0.10 per share	1,244,895	(766,261)

Net appreciation (depreciation) in fair value of investments	$7,422,375	$(11,530,707)

4.	Plan Termination
The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s board of directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.
5.	Party-in-Interest Transactions
The Plan offers participants the option to invest in shares of the Company’s Common Stock. This investment is considered a party-in-interest transaction. The Plan recorded purchases of $2,126,868 and sales of $1,696,525 of the Company’s stock during the year ended December 31, 2009. The Plan recorded purchases of $2,503,025 and sales of $3,479,974 of the Company’s stock during the year ended December 31, 2008. Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these investments are party-in-interest transactions. In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions are also party-in-interest transactions. All party-in-interest transactions are exempt from the prohibited transaction rules.
6.	Federal Income Tax Status
The Plan obtained a determination letter dated October 6, 2003 from the IRS, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.
7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the amount reported on the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$47,833,854	$35,863,996
Withdrawals in process	(8,071)	(43,493)

Net assets available for benefits per the Form 5500	$47,825,783	$35,820,503

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2009	2008
Participant withdrawals per the financial statements	$6,671,756	$3,718,189
Add: Amounts allocated to withdrawing participants at end of year	8,071	43,493
Less: Amounts allocated to withdrawing participants at beginning of year	(43,493)	(495)

Participant withdrawals per the Form 5500	$6,636,334	$3,761,187

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009
EIN: 75-2018239
Plan: 001

(a)	(b) Identity of Issue and (c) Description of Investment	(d) Cost	(e) Current Value
	Baron Asset Mutual Fund	$3,198,136	$3,032,494
	Dodge & Cox Balanced Mutual Fund	11,997,275	11,870,733
*	Schwab S&P 500 Mutual Fund	3,760,768	3,697,022
	PIMCO Total Return Institutional Shares Mutual Fund	6,330,419	6,470,687
*	Schwab Retirement Money Mutual Fund	3,541,305	3,541,305
	T. Rowe Price Equity Income Mutual Fund	4,414,881	4,092,724
	Royce Low-Priced Stock Fund	2,136,719	2,275,466
	American Beacon International Equity Fund	2,397,478	2,125,894
*	Cash America International, Inc. common stock, par value $0.10 per share	4,961,045	6,394,595
	Transamerica WMC Diversified Growth Fund	1,268,914	1,213,663
*	Participant loans at 4.25% to 9.25% due through 2019	—	3,054,096

		$44,006,940	$47,768,679

*	Denotes an investment held by an entity known to be a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cash America International, Inc. 401(k) Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Date: June 23, 2010	By:	/s/ J. Curtis Linscott
J. Curtis Linscott
Cash America International, Inc. Member, 401(k) Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description of Exhibit
23.1	Consent of Whitley Penn LLP